

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2011

Via Email
Mr. Dale P. Euga
Chief Executive Officer
Powerdyne International, Inc.
300 Centerville Road, Suite 100E
Warwick, RI 02886

> **Re:** **Powerdyne International, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed September 2, 2011**
> **File No. 333-172509**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed April 12, 2011**
> **File No. 000-53259**

Dear Mr. Euga:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General Comments

1. We note the amount of shares to be registered for resale increased to 69,818,500 from 67,318,500. Please revise where appropriate and advise us when these new shares were sold by the company.

2. We reissue prior comment two from our letter dated July 6, 2011. Please revise to:
    - Name Mr. Cassidy as a promoter;

- Disclose the role that Tiber, Mr. Cassidy, and their respective affiliates had at Greenmark Acquisition Corp.;
- File the consulting agreement with Tiber;
- Disclose all fees paid or payable pursuant to Item 404 of Regulation S-K related to your agreements with Tiber, Mr. Cassidy or their respective affiliates; and,
- Provide the disclosure requested by Item 509 of Regulation S-K under an appropriately captioned heading addressing the fact that counsel is issuing an opinion which covers the resale of his shares.

Prospectus Cover Page

3.   Please revise to eliminate disclosure regarding "escrow," "minimum," shares sold "by officers and directors" and other statements that are irrelevant since the registration statement no longer includes a primary offering.

4.   Please restore your prior disclosure related to the selling shareholders being deemed statutory underwriters or advise why such disclosure is inappropriate. In this respect we note this disclosure was also removed from and should be restored to your Summary and Selling Shareholder sections.

5.   Please revise to fix the offering price for the resale offering for the duration of your offering. In this respect your attention is directed to prior comment four of our letter dated July 6, 2011 and comment five of our letter date April 28, 2011.

The Business, page 14

6.   We note your statement on page 18 related to the testing of your Series 1 prototype by Anderson Aeromotive which serves as a basis for your "financial assumptions, business model, product estimates and overall business plan." Please revise to summarize the results of the testing performed by Anderson and to provide a consent. Also, please clarify the testing performed on your Series 2 prototype as well as the results obtained. In this respect we also partially reissue prior comments one and nine from our letter dated July 6, 2011. Please revise the disclosure throughout to provide a reasonable basis for promotional statements concerning the attributes of your proposed products and describe, to the extent applicable, the testing done and results obtained, and explain how such results support your assertions.

7.   We note your response to prior comment 13 from our letter dated July 6, 2011 and reissue. Please revise your "Pricing" discussion to disclose the basis for, and assumptions underlying, the statement that your customer's costs will be substantially lower using your product. In this regard, it is unclear how you estimate the operating cost for your product given its current development stage. In reissuing this comment, please

note that we are seeking greater substantiation of the bases for the statements you provide.

The Company, page 21

8.   We note your revised disclosure that you will lease space in an engine shop owned by an officer. Please update your disclosure responsive to Item 404 of Regulation S-K or advise. In this regard your attention is directed to prior comment 27.

9.   Please revise your disclosure to indicate, consistent with your response to prior comment 19, that your research and development costs to date are nominal.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

10.   We note your response to prior comment 21 from our letter dated July 6, 2011. Please revise to provide the basis for the specific percentages and other details of the planned equipment financing facility or remove the paragraph. For example, it is unclear if you and a third party have been negotiating the terms of a facility since February 2011.

11.   Please provide a basis for your projected sale during the fourth quarter and concomitant $750,000 in revenue and $100,000 in net income.

12.   Please disclose your current cash balance as of the most recent practicable date and indicate whether your existing cash balance will be sufficient to meet your obligations for the next 12 months. In this respect your attention is directed to prior comment 22.

Management, page 26

13.   Please update Mrs. Madison's biography to be consistent with your signature page that states she serves as your Chief Financial Officer and Chief Accounting Officer.

Executive Compensation, page 28

14.   We reissue prior comment 25 from our letter dated July 6, 2011. Please revise your statement that "[n]o executive received cash compensation …" to address Item 402(m) of Regulation S-K, including Instruction 1. In this regard please note the distinction between total compensation and cash compensation.

15.   Please revise your Summary Compensation table to include a total for Mr. Euga or advise.

Certain Relationships and Related Transactions, page 29

16.   We reissue prior comment 26 from our letter dated July 6, 2011. Please provide the information requested by Item 404(d)(2) of Regulation S-K. For additional information about this comment, please refer to prior comment four from our April 28, 2011 letter.

Shares Eligible for Future Issuance, page 33

17.   We note your response to prior comment 28 and request additional clarification. Please tell us whether you believe you were a business combination related shell company as defined in Rule 405 and, if so, advise how you reached that conclusion. We may have further comment.

Powerdyne International Inc.
Financial Statements for the period from February 2, 2010 (inception) to June 30, 2011
Condensed Statement of Changes in Stockholders' Equity (Deficit)

18.   We read your response to prior comment 41 and note that your response does not adequately address the $728,500 equity adjustments made for the recapitalization. Therefore, we re-issue the comment. Please expand your disclosure to fully describe each significant adjustment. Supplementally, please provide a summarized rollforward schedule of each of the equity accounts from January 1, 2011 to June 30, 2011. Please explain the nature of all adjustments made to the accounts.

Greenmark Acquisition Corporation
Financial Statements, page F-1

19.   Please delete the financial statements of Greenmark Acquisition Corporation presented in the registration statement on pages F-1 through F-9 as they are no longer required.

Powerdyne, Inc.
Financial Statements for the period from February 2, 2010 (inception) to December 31, 2010
Statement of Changes in Stockholders' Deficit

20.   We read your response to prior comment 29 and note that you have not revised your presentation or disclosure to address the comment. Thus we reissue this comment. Your balance sheet and statement of changes in stockholders' deficit shows $129,985 common stock subscribed as of December 31, 2010. However, this same account balance is $61,915 as of December 31, 2010 in your interim financial statements. Please reconcile and expand your disclosure to fully describe the terms of these stock subscription agreements. Please clarify whether investors have the right to cancel their subscription and have the consideration refunded. Please clarify how your accounting complies with the guidance in ASC 505-10.

21.   We disagree with your response to prior comment 30 and we therefore re-issue the comment. We note that you have published financial statements that give effect to the recapitalization in the period ended March 31, 2011 in the Form S-1. Accordingly, you must retroactively restate the historical financial statements of Powerdyne Inc in the Form S-1 for all periods presented to give effect to the recapitalization. The audit report should be redated or dual-dated to reflect the retroactive restatement of the financial statements. Please revise.

Part II

Item 14

22.   We reissue prior comment 31. We note you have sold shares on various dates between February 8, 2011 and March 25, 2011 as indicated in response to Item 14 of Form S-1, and that the list of purchasers extends beyond 50. You refer to "previous subscription agreements" in connection with the February 8, 2011 purchasers, but it is unclear when and under what circumstances they received offers and provided subscriptions to you. Please revise to provide the disclosure requested by Item 701(a), (c), and (d) of Regulation S-K for each individual transaction and explain how transactions involving several purchasers extended beyond a particular date. We may have further comment.

23.   Please provide the disclosure required by Item 701 of Regulation S-K for the securities sold in August 2011.

Exhibits

24.   Please provide the exhibits requested by Item 601(b)(101) of Regulation S-K.

Exhibit 10.3

25.   We reissue prior comment 33 from our letter dated July 6, 2011 as the applicability of the comment does not depend on whether you conduct a primary offering or a selling shareholder offering. Please revise the disclosure throughout your document to address the material terms of your employment agreements with executive officers, including provisions calling for the issuance of securities with anti-dilution features.

26.   We are unable to locate your disclosure responsive to prior comment 34. Accordingly, we reissue. We note your employment modification letters make reference to the fragility of your finances, unforeseen adverse tax consequences flowing from the accruals, and the cessation of accrual and payment for time and expenses incurred during the year ended December 31, 2010. It is unclear how a fragile financial state necessitating the discontinuance of salary is consistent with the balance of your disclosure. Please revise or advise.

Exhibit 23.1

27.   Please file an updated accountant's consent in an amended Form S-1.

Item 17

28.   We note your response to prior comment 35 from our letter dated July 6, 2011. Please tailor your Undertakings to your offering and provide applicable Undertakings in the exact format requested by Item 512 of Regulation S-K. In this respect, we note, for example, the references to Forms S-8 and S-3 in your Undertakings.

Signatures

29.   Please provide the appropriate signatures required by the Form. For additional information, please consult the Signatures section of Form S-1 and consider prior comment 36 from our July 6, 2011 letter and comment 56 from our letter dated April 28, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

30.   Please amend your Form 10-K and other Exchange Act reports, as applicable, to comply with the comments above and the comments from our prior letters. In this respect your attention is directed to prior comment 39 from our letter dated July 6, 2011.

Form 10-Q for the Three Months Ended March 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

31.   We note your response to prior comment 45 from our letter dated July 6, 2011 and reissue. Please note that the comment applies regardless of the updated financial statements. We note your liquidity disclosure that you received $495,000 from the private sale of your stock in the period from February 2, 2010 (inception) to March 31, 2011. However, your cash flow statement shows total proceeds from issuance of common stock of $364,485 and stock compensation expense of $495,000. Please revise to clarify this inconsistent disclosure. In responding, please note the need to address the disclosure in your Form 10-Q and not merely the Form S-1.

Item 2 Unregistered Sales of Equity Securities and Use of Proceeds

32.   We reissue prior comment 46 from our letter dated July 6, 2011. Please revise to provide all of the information requested by Item 2 of Part II to Form 10-Q for each investor, including the 56 investors referred to as receiving the 36,693,333 shares. See Item 701 of Regulation S-K. Finally, please advise us how you solicited the 56 investors.

Form 10-Q for the Six Months Ended June 30, 2011

Item 4 Controls and Procedures

33.   Your disclosure indicates that you evaluated your disclosure controls and procedures "as
of the end of the fiscal year and the first quarter …" Please revise to clarify whether
management evaluated its disclosure controls and procedures as of the end of the second
quarter. See Item 307 of Regulation S-K.

Form 8-K/A filed April 5, 2011

34.   We read your response to prior comment 40 and note that your response does not
adequately address the issue. Therefore we repeat the comment. Based on the equity
accounts of the two companies, we continue to believe that GAC's merger with
Powerdyne, Inc. is material and pro forma financial information should be provided.
There is a significant change in the capital structure of the post-merger company and the
pre-merger company that requires additional narrative and quantitative explanation that
has not been provided in the post-merger Exchange Act filings. We believe investors
should be provided with the details of the changes that were made to these accounts to
give effect to the recapitalization. Please revise to include pro forma financial
information in the amended Form 8-K.

Form 10-K/A filed September 22, 2011
Greenmark Acquisition Company
Financial Statements for the year ended December 31, 2010

35.   In December 2010, we note that you issued over 200,000,000 common shares to effect
the change in control and 2,000,000 shares of common stock were issued to each of Tiber
Creek Corporation and IRAA Fin Serv. However, your financial statements do not
reflect the issuances of these shares for the year ended December 31, 2010. Please revise
to reflect these issuances in the Form 10-K and all subsequent reports to accurately reflect
the total shares outstanding pre-merger and post merger.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Nasreen Mohammed at (202) 551-3773 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director